EXHIBIT 12
PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years
	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income taxes and equity in net (loss) earnings of nonconsolidated companies	$354.2		$326.3		$243.0		$298.5		$282.3
Fixed charges	129.7		121.3		114.0		104.8		73.4

Earnings as adjusted	$483.9		$447.6		$357.0		$403.3		$355.7

Fixed Charges:
Interest expense	$117.9		$112.4		$105.2		$93.4		$65.1
Portion of rents representative of interest factor	11.8		8.9		8.8		11.4		8.3

Total fixed charges	$129.7		$121.3		$114.0		$104.8		$73.4

Ratio of Earnings to Fixed Charges	3.7	x	3.7	x	3.1	x	3.8	x	4.8	x